Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

On November 17, 2021, representatives from TPG Pace Solutions Corp. and Vacasa participated in a fireside chat with IPO Edge, the transcript of which is as follows:

John Jannarone, Editor in Chief - IPO Edge (JJ): Hello, thank you for joining. I’m John Jannarone, Editor in Chief of IPO Edge. We have an exciting event today featuring Vacasa, which of course is going public through a merger with TPG Pace Group. We have two gentlemen joining us and I’ll be co-hosted with Jarrett Banks, our editor at large. You'll meet all three of them momentarily here. Before we do that, I want to just alert everyone to some housekeeping matters. We'd like you and encourage you to ask questions, so please do so most easily there through the Zoom portal. Just punch it in, we’ll see it, and later in the hour we'll get to those and you can also send an email to editor@ipo-edge.com if you'd like. And also, the event will be available for replay in full, you can find that either on our homepage a couple hours after the event at ipo-edge.com, or you can go to your Bloomberg Terminal or Yahoo Finance and look it up under the ticker TPGS. With that, I'd like to just show a quick video to give you a little sample of the business before we bring on Karl and Matt.

[Vacasa video]: This is not just any vacation home. It's a Vacasa home. At a Vacasa home, we take care of all the little things so you don't have to. Every home is cared for by our professional local teams. And if anything ever comes up, we're there to help. When you book your next vacation home, make it a Vacasa home. Or, if you want to earn more from your vacation home, visit vacasa.com for your free vacation rental income estimate. It's not a vacation home - it's a Vacasa home.

JJ: Alright, great, so we're first going to bring on before we meet the CEO, Karl, Karl Peterson, who is TPG Pace Group’s managing partner, Karl, very, very good to have you today, thanks for joining.

Karl Peterson, Managing Partner - TPG Pace Group (KP): Pleasure to be here.

JJ: So Karl before we talk about the business, I want to just if I, if I might talk a bit about your background in TPG, so TPG has been with 56 companies that have IPO’d since 2011. That number might have changed since the presentation I was looking at. Seven SPAC deals have closed in the last few years, and you personally actually have a lot of experience in the travel industry, having been CEO of Hotwire, and you’re, you are also a Norwegian. Tell me a bit about what you were looking for when you put this deal together, and why Vacasa really made sense to you.

KP: Yeah, appreciate that. So earlier this, this year in the spring, we raised TPG Solutions which was really meant to be an IPO substitute for a great company that could accelerate its growth by getting capital in the public markets. We were able to go to any industry that we thought we knew and understood, and Vacasa really met our criteria, really like hand in glove. It's got a great lead, it’s a category of one, every- anybody who knows online travel and the technology implications of travel knows that alternative accommodations are the next frontier, with decades long of tailwinds of growth ahead of us. And Vacasa is the unquestioned leader in getting exclusive supply to bring to that market and being able to distribute that across all parties at scale. It'll do more than a billion dollars of revenue next year. Its trends are quite fantastic as Matt will talk to you about. It's got a big moat because they're taking technology and applying that to an old, offline industry and doing things that the competitors can't, like world-class revenue management. And, and it's, it's also we think a very sensible valuation. It's a discount to the comps. Airbnb has actually risen 40 percent since we announced this transaction late in the summer. But most importantly, this is a company that has a “been there, done that” team. Matt and Jamie the CFO have been leaders of public companies before and so this will just be their next successful voyage and we're excited to help bring them some capital and a transaction that should help them accelerate really phenomenal growth that we're seeing right now.

JJ: Great, and Karl tell me, I mean, especially given your experience with Hotwire in the relatively early days of, of the Internet, you do view this very much as a technology company right? I mean this industry is, as you, as you point out for, you know, you know countless years have been done pretty much the same way right? So is this, is this company really bringing technology to the table that changes that, and, and is that what, what's really important here to focus on?

KP: Yeah absolutely, I mean again when you think about, when I think about technology, you have the distribution of the product, you have the pricing on the product. And then you have to, how do you, and Matt will talk more about this, but how do you, how do you make this service work and deliver better results for the homeowners by using that full technology stack - and better results, not just for the owners, but for also for the guests. And that's coming together in a really powerful way and it's, and, and the technology investments that Matt and the Vacasa team have built are really hard to change, so I think, I think that there's an insurmountable lead that will continue to grow, because as you'll hear from Matt, the purpose of raising the money in this transaction is to really double down on, on, on growth and the tech stack to drive that differentiation. But this is clearly, John, a situation where the technology investments that Vacasa makes, has made and will continue to make, just drives meaningful differentiation and allows that exclusive supply to get distributed in the most places at the best prices and to get the, the guest an unbelievably high, higher level of service than they have typically been accustomed to in vacation rentals.

JJ: Alright, great. Karl, I’m going to come back to you later on and there's something that I wanted, I want to just flag right now that jumped out at me is that this actually looks a lot more like a regular-way IPO in some ways than it does a SPAC deal, so Karl and I will dig into some of that nitty gritty a little bit later, but I, I want everyone to learn more about the business first, so I’m gonna hand it over to you Jared who, and you can introduce Matt Roberts, CEO of Vacasa.

Jarrett Banks, Editor at Large - IPO Edge (JB): Thanks John, and welcome Matt.

Matt Roberts, CEO – Vacasa (MR): Well, thanks for having me Jared and John.

JB: Great, so let, let's get right into it. Matt, can you sort of set the stage for us, give us the overview of Vacasa and tell us a little bit about what the legacy industry looks like and maybe some of the inabilities of those legacy providers.

MR: Sure. Well so we're not as well-known on the consumer side as some of the bigger brands like Vrbo and Booking and Airbnb because our focus is on the supply side. So our focus is on creating available nights for all of the guests to rent. And to do that we actually had to create an entire technology platform and go out and add one property at a time, and we've established an amazing growth playbook. We've got a huge target market available to us and you know, just really growing the supply side of the equation. We also sell nights on our own site directly. But if you were to look at where are we focused and how are we differentiated, we're focused on the supply side and really interesting note and then I’ll be quiet, but, is, the supply is the constrained part of the entire ecosystem right now, I mean it's the hottest product in travel right now is alternative accommodations. But if you listen to the comments of any of the leaders of those businesses, you know, demand is plentiful, supply is constrained, and so we, I think of it as we’re the oxygen that's feeding the growth engine that is alternative accommodations. And we're the only one at scale in the nation, so really good business model, really good place to be playing in, in the overall system.

JB: That's great, and that certainly leads into my next question which is, you know, how is this different from Airbnb? Now when I go on your website or your app, of course I see these curated homes, entire homes, this is not, you know, somebody's apartment garage, right?

MR: That's right. So there's, there's the type of accommodations that we are, you know, going after, which is, as you mentioned, Jarrett, full homes. But the real differentiation between the booking sites in general is they're focused on the demand, they do a fine job on the demand side of the equation, but what we do is everything necessary for a homeowner to decide to start renting their home. So we take care of everything, literally they just book the nights they want to use themselves, and then we write ‘em a check every month. So it is, so, you know, effectively a turnkey solution for them. But to do that, you know, what’s underneath the, the, the water there, surface of the water there, is a lot of work, a lot of logistics, a lot of operations complexity, which we power entirely through our technology platform. So we do all of the, the, the work necessary for the inventory available, nights to be surfaced on every retail site, including our own.

JB: Got it. And, and, and so the constrain on space that you mentioned, is really where Vacasa is playing right? Can you can talk a little bit more about that?

MR: I think, as far as constrain on space, I think the, the, I’m not really sure I think of it as constrain on space, but I think we, where we focus is really on both sides of the market, where the single largest distributor of our own availability is direct to Vacasa even though we don't spend pretty much, almost anything on marketing on the guest side. The, the main focus for us is on the supply side, so we, we market to prospective renters, homeowners, and bring them on our platform and then make them a lot of money and that's really the, the focus for us and our business.

JB: Great. Can you talk a little bit about the prof- professionalization of the vacation rental industry?

MR: Yeah that's a, that's a great question. The, the historical way that people have rented is either themselves, which is just a whole bunch of work - I mean do you want to answer a phone call at two o'clock in the morning because the heater’s out at the ski lodge, right? Or do you want- they work with a local property manager who, who has really great people, as we do as well in local markets, but they really lack the ability to invest in the technology platform that really up-levels the whole experience for guests and for themselves. And, finally, they just don't have the resources to invest in the yield optimization that drives higher revenue. So if you were to ask them, like, what's one of the best benefits of working with Vacasa, we just make them more money. 21 percent more in the first year, 10 percent more the next year if they worked with another property manager, and 35 percent if they did it themselves. So the sales pitch is pretty compelling and pretty straightforward.

JB: Right. And let's talk a little bit about the, the market opportunity for vacation rentals.

MR: Sure, well it's, it’s pretty massive. Globally there's 20 million second homes, and 5 million are just in the U.S. alone, so of those 5 million, about a million and a half are listed on just two sites, Airbnb and Vrbo. There's many more that are listed but I’m just pointing out just those two sites. We look at our target market as that 5 million second homes in the U.S., and just to remind you we're only at 35,000, so we're super small early days in our penetration and opportunity. The reason we look at it, the 5 million is about 20% of our sales every month are people that are brand new to renting. They just said, ah boy that's a pain in the butt, I don't want to do that, it's not worth it for me to take that on. And then we pitch them, you don't have to do anything, we’ll just write you a check and then guess what? They come on the platform. So we're creating supply in the market, so we're not only capturing more and more share, which we clearly are, but we're actually creating supply in a supply constrained environment.

JB: Great. And can you take us through the third quarter earnings? What was the highlights?

MR: Sure, well we crushed it. The, the, the, the, the summary is, we did $330 million in revenue and about $57 million in adjusted EBITDA. Just to give you some sense that, we had already raised our third quarter earnings, and we came in above the top end of our range and, and 28 percent above our original targets for the quarter. The environment is great. There, the product category continues to be red hot. We're, we're continuing to execute really well. Our technology, coupled with our expertise and from a team perspective, just kept raising rates to find that right level to sell through the most nights on behalf of our homeowners. So it was a great quarter. We raised our full-year guidance as well, we're now roughly going to do over 100 million dollars more in the current year than we had originally put out in our targets, and we have really good confidence for 2022 as well.

JB: So it's safe to say that you had a pandemic boost but you're seeing the growth continue, even as we exit this, this pandemic block-in phase. As you say, optimistic for 2022 as well. Can you talk a little bit about how your technology provides a competitive advantage?

MR: Sure, I mean I’ll, I’ll start with you know, it's at the core of everything we do, and the users of our technologies are really three primary groups - our own team, our operations team, homeowners and guests. And the great thing is, we had to purposefully build all of this because it just didn't exist before. So a lot of, you know, effort went in, and dollars, went into building this entire scalable technology platform. The great thing is, what we build for one constituent benefits the other two as well, I’ll give you a brief example. We have a very sophisticated HomeCare Hub. Think about it as the way that Uber routes their drivers around, right? Except that we not only route our drivers around, we actually also do the service too, and then deliver the service too, so it's an even more complex technology platform. And the predictive clean time analytics and all the things that we do allow the home care team to do an exceptional job. That results in five-star reviews by the guests, and a five-star review gets the homeowner more money, right? A higher-rated product makes more money for the homeowner. So I love the interconnected nature of our platform. That's why we, it is truly a platform with purpose-built applications on top of it. The one thing that probably differentiates us even more, and we're probably the best known in the industry for, is our yield optimization. So it's true airline-quality yield optimization. This isn't simple pricing, historically, of you got an off-peak, peak, off-peak weekday, weekend kind of thing, on a spreadsheet. This is true signals-based AI machine-learning yield optimization with PhDs behind it. And because of our data scale advantage, like, we see more data than anybody else in the industry, we're able to get ahead of every single trend. The net result is we make that 21 percent more the first year and 10 percent more after that, and 35 percent more if you're doing it yourself.

JB: Right, can you tell us a little bit more about the typical homeowner? They, they have a second home, obviously, but do some of them even have more than that, right?

MR: Yeah. Most of them have one home, one, one home, so we don't have, like, a concentration on, you know, people that have you know, five, 10 homes. But, but the, the persona, really every one of them cares very much about what's going on with the property. That's why even our new Homeowner app that we just recently launched is so critical, because it keeps that connected tissue. They know exactly what's going on in their property. The housekeeper just arrived, the house keeper just left, the guest just arrived, the guest just left, that, this is how much money you made yesterday. That stuff matters a lot. Think about the way that we interact with, with apps nowadays and notifications. That's an opportunity to stay very connected to your customer. So they care, all of them care about the financial return and all them care about really good care for their asset, and that's why a professional manager, such as ourselves, is really the logical choice.

JB: And how does the company plan to spend the proceeds after merging?

Well, two main areas. I mentioned that we're early days in our, our target opportunity. We got 5 million homes to go out there and get, and we're 35,000, so a big chunk of the spend is going to be about growth, right? We're going to continue to charge ahead, add more sales people, do our portfolio additions, is where we buy small property managers, we're going to use the capital predominantly for that. We also are going to triple our investment in R&D, so we're already way ahead of everybody else and we're going to triple down, not even double down, Karl, but triple down on our technology spend to actually further our lead and, and all of that will trickle through the business in, in so many powerful ways.

JB: That's, that's a very powerful statement, I think. Are the legacy managers trying to catch up? Is it kind of hard for them without scale and tech?

MR: Yeah. I think, look, the legacy managers do a fine job of what, working with the resources that they have. The fact is, you know, we've raised the capital and deployed the capital to build a technology platform. And we have a scaled data advantage right now, and the combination is pretty much insurmountable. And so I think there's a lot of point solutions that are being marketed, and that's great for local property managers, but they lack the ability to be integrated so that you get the full advantage, and they all lack the scale data access that we have as well. So it's hard to imagine, you know, Sally's Lake Tahoe Rental affording a, AI engineer, right? They’re, they're expensive. And it's really hard for them to, to afford to invest behind the technology and the technology is the core.

JB: Now I know you are international already, but are there plans to boost this even more?

MR: Yeah, not in the near term, the near term we're really going to focus on that 5 million, continuing to build out our platform, refine our systems and processes, move, move closer to our target business model with adding density, etc. But there's an absolute international opportunity. I mentioned there's 20 million homes globally and five in the U.S., so there's a big open field running in terms of international as well. What I would say is, we want to make sure that we're really well-situated with our technology platform and the extensibility, like, internationalization, localization, before we do that, because when we land in an international geography, we will be very successful because we have a consolidated, best-in-breed technology platform.

JB: Can you tell us a little bit about what goes into customer acquisition cost? Is this mostly marketing spend?

MR: Yeah, we, we, I mean you'll have access, you, everybody has access to our, our unit economics and our LTV to CAC which is you know, a really strong 4.3 LTV to CAC and that's up from 3.9 just a year ago, and we have clear line of sight to even higher numbers than that. That, that's a really fully loaded CAC. So we put in, not only the cost to marketing costs to acquire the customer and the sales costs, commission, everything's fully loaded. But we also put in the cost to onboard the customer as well, so it's everything, fully loaded to start the relationship and, when the customer starts earning money.

JB: That's great. Okay I’m going to bring John and Karl back in to the discussion here.

JJ: Great, thank, thank, thanks gentlemen. Karl, let, let's talk a little bit about the financials here and actually the structure of this transaction. As I alluded to earlier, you know, this company is going to be cash flow positive quite soon, it looks like it probably could have been a regular way IPO and, in some ways this looks like a regular IPO. Something that’s notable that I’ll, I’ll mention, about the SPAC that you put together, is that there are no warrants, and a lot of the hang up that’s come along with some of these other SPAC deals is the associated dilution. Can you tell me if I’m onto something there and how you look at it?

KP: Yeah John, you bring up a great point. We have a thesis that by disrupting the SPAC market, and by getting better terms and better investors, that you can do exactly what we do here, which is you can get a world-class company like Vacasa to use the SPAC to go public. This looks like a regular way IPO, as you say, it does not have warrants. Its existing leading shareholders, Matt help me here, you got Silver Lake, you got Riverwood Capital, you got Level Equity and NewSpring, and management and the founders, they're not selling a share. So this is all primary capital to put more fuel on the fire, and this fire is already burning really nicely, as you heard, I mean, think about just, a hundred million dollars of outperformance that has allowed us to accelerate our investments and bring 2022 investments into 2021 which should, you know, bode extremely well for next year. And it's going to be a small float going forward, it's going to be, you know this is, at the deal price, the fully distributed market cap at 10 was four and a half billion dollars, and there's only about 12 percent of that, that, that is trading, so this will look like a regular IPO that's typically IPOing low teens percentage of their stock. And again, as we talked about before, we think the opportunity to buy this in the threes, three times, three point something times next year’s revenue is just compelling value in this market for the highly visible growth that Matt talked about because he's really built a really nice and sustainable lead and trends that should persist.

JJ: And you know, you spoke earlier a bit Karl about valuation and the comps, but can we dig into that a little bit for some folks who might be new to the story? There is a presentation deck which is rich and loaded with information, but Airbnb is the one that keeps coming up, but are there, are there some others investors should keep in mind?

KP: Yeah, look, I think well, Airbnb is the one everyone knows when you think about alternative accommodations - boom, they’re, they’re first and foremost, but Booking does quite a bit of that as well through their site, we're about half the multiple on a revenue basis, on a forward basis, and you know some of the, some of the online travel distribution stocks, they're doing great. But they're really talking about Covid recovery and talking about next year being about back to 19 or maybe a little bit more, you know the, the Covid recovery within Vacasa happened during the beginning of Covid is, it just kept growing, and, and the first and foremost thing you do to grow is you add another unit, and then as you've seen across the leisure travel spectrum, there's a lot of pent up demand and pricing has actually been very strong across all categories, whether they’re traditional hotels or alternative accommodations, and so we think that the value proposition for this product is still great. The value proposition and the, and the risk reward for this investment is really compelling, and so far that's been resonating with investors, and we expect that resonance to continue and clearly that also is related to performance, which as you heard from Matt, has been stellar.

JJ: Great and I just want to drive a point home, if I might, about the company's financial profile. We've looked at many, many SPACs in the last couple years here on our platform, and what you'll see oftentimes are you know, explanations about a business plan and a discussion of how the capital raising will, will get us funded for the next five years until we make things happen, but that's, this company's profile is very different, right? If I’m remembering correctly, you know, EBITDA will swing positive in a couple of years, so this is very, this has a very different future ahead and, and the model is essentially proven, right?

KP: No the model is proven, and Matt can tell you, we could be profitable today if we want to with this scale, it's just there is a, a, a lot of high return on invested capital places to deploy capital to keep that, well it’s on the horizon and it’s achievable. I mean again you've heard from him, I mean we had high teens EBITDA margins into Q, Q3, which gives you an idea of you know, what this can be, and we think that this should be a 20 percent plus EBITDA margin business when we get through the, the, the investments and get some more scale here, but this is one where the unit economics are highly visible and repeatable. The capital needs to fund future losses is modest, but the ways to put more capital to work to grow this thing is really abundant, and so that's really what we're trying to do, which is again to add more gas to the fire here.

JJ: And, and you know I like that expression. And, and, and you're adding gas to the same fire, it's not as if the model is going to change here, this is not a revolution in terms of how Matt’s going to run the business right, just because it goes public, I mean there are things that he's been investing in, R&D and some of these things that he discussed with Jarett, is that right? It's not as if there's a completely change- there's not a big change in the game plan?

KP: Yeah well let's get Matt into this one, but-

JJ: Yeah Matt, Matt, Matt, Matt, maybe elaborate on that Matt, you know one thing I was wondering Matt, is, how do you – yeah, Matt you’re still here. Matt, when, and yeah, all four of us can be on now. Matt, when you’re looking ahead in terms of growth, what are the most important things you can focus on, and are there other, you know, creative things you can do, like making acquisitions and you know, you're going to have stock as a currency now, or are you going to, focus pretty much to the game plan that you've been executing on the last couple years?

MR: Well look, mostly it's just continue to add properties to the platform and to optimize the base as well. What I mean by that is making sure that we're getting as many available nights to sell from each listing as well, right? We start with 365 nights and the only difference between that and what we have to sell is what the owners choose to use for their own use. And then we have - - and just remember, we have exclusive rights to those nights. They're not marketed, you know, outside of our own marketing, they're not marketed. So we have exclusive rights to that to that availability, which, by the way is a very asset light way. We don't pay capital. We don't have to enter leases. There's some other models out there that require people to put a bunch of capital off their balance sheet to acquire that. We don't need to do that. We basically do the work, which we've been able to do because of our technology platform and we get the asset. So it is really a continuation driving towards that 5 million opportunity in the U.S. As you look forward a little bit, a couple of exciting growth extensions is clearly international, as you mentioned, but also, you know, there's some homeowner adjacency services that we could participate in that we're not in today. So, for example, you know, landscaping and gardening and, you know, other repair work, where we can support our owners who are mostly remote owners and earn a take rate on that activity. And one, you know, personal one that I think is pretty exciting is guest extension as well. So think about concierge services in destination support like spas, and, you know, tours, or even a vacation club of our own where we have a curated list of properties and there could even be a subscription model associated with that. I don't know, but the reality is when you do the work and earn the asset through that hard work, there's a lot of expendability to the model. But near term, it's really just continue to chase adding more properties and creating really great value for our customers.

JJ: Great. Shifting gears for a second, and I want to get back to the nuts and bolts of the model, something that really jumped out at me being a, you know, a media man is your SEO. So if you Google vacation rental, at least where I am – it varies where you are – you are the very first natural hit and right above that you got a bunch of other guys who are paying for ads. So what that tells me is that somehow you're giving people what they want without putting dollars into marketing on the consumer facing side. Can we talk a little bit more about that?

MR: Yeah well, if you think about Google as sort of this super user that's trying to figure out what you want, what's the most relevant for you, our content is what people want, right? We have very deep content that is very specific to vacation rentals with a lot of information that helps people make informed decisions. Our site itself is highly curated. You know, I’ll put it against anybody's site in terms of whole home. It's all whole home and as a result, when you put in vacation home, you're going to get our site because it's the site that makes a ton of sense to get. So about - - we don't spend much at all on guest marketing or consumer marketing. It's really focused on that homeowner marketing side. We do spend some. It's about 20% of our traffic is paid for, mostly SEM, but 80% of it's free. Like it's direct at Vacasa.com or through the search engine optimization work that we do, which is powered by just great content. Most relevant content.

JJ: Great. I want to ask a fundamental question. Something that really jumped out at me when I went through your investor presentation was the gap between the amount that homeowners get in existing markets outside Vacasa versus you in a place like Hilton Head. I mean, it's staggering. Does that reflect the legacy operators just mispricing the homes or is there a lot more to it than that?

MR: Well, you know, look: I think I’ll say what we do versus what they don't do, but what we do is apply a technology platform to yield optimization that really understands how to do true yield optimization. What I mean by that is it's not about getting the most, the highest rate per night, or selling through the most nights regardless of rate. It's the blend of those two things and making sure that you don't leave stranded nights. Right, so if you can do an itinerary where you price it appropriately and pick up that Monday that would just sit and Tuesday that would sit vacant, that's a huge return on investment for owners. The other thing is just our technology platform enables things like same day terms of the property because we have the team and the scale and the sophistication to basically send people in the same day into the same property and that picks up an extra night to sell. So we sell through more nights at a higher rate is really what it comes down to than anybody else and it's all technology driven.

JJ: Great. I want to return to really quickly the discussion of LTV to customer acquisition cost ratio, which, as you pointed out, is a very impressive number. Let's talk about the numerator. Is it possible that people could stay longer than they are and keep using your platform for a longer period of time, or is it just natural term these people sell their houses? How do you guys look at that?

MR: Well, our number one, you know - - first of all, we have amazing retention I believe. A 90% revenue retention rate. So in any kind of marketplace business, certainly in that I’ve run, that's a pretty impressive number. We have our unit retention rate is in the, you know, 80% range, but we have a higher revenue retention rate because we continue to have rising revenue per unit each year. Our technology gets better. Our optimization gets better. Our ability to earn more money every year for homeowners is pretty powerful. So, you know, to the extent that people sell their homes, there's a near term potential down. That is the number one reason for any attrition that we do have is that people sold their home or they're moving into the home. The good news is that the new buyer more and more is dependent on having rental income to afford that now ever increasing value that they're paying for second homes. I mean you've seen all the press about how crazy the prices are getting for vacation rentals and, you know, the prices are up 30-40-50%. So now when somebody's going to buy a home and they need to stretch and pay a million dollars for that vacation home, they can count on – and do count on –the income that they can generate from Vacasa in order to afford that million dollar bid on the home. And the great thing about that is that there's a really natural lock it then, right? Those people are unlikely to then just decide I don't want to rent anymore, right? Because they needed that income to support the actual purchase. So, you know I feel really good about the current environment’s tailwinds, and I think that they're just going to be persistent. They've been in place for over a decade now.

JJ: Can you give me an example, just to make it more concrete, from the perspective of someone who's about to buy a vacation. Let’s say I walk into a beach house, and, you know, there's going to be some paperwork in the kitchen counter showing the historical, you know, revenue from, you know, the place being rented out most of the time, and, you know, the realtor might even suggest a local management company. How do you wedge your way in there and how fast can you onboard someone to Vacasa?

MR: Yeah, what's interesting is people don't know we have our own real estate brokerages and real estate - - so on top of our own real estate agents, we have an expert real estate agent network – over 3,000 – and we support real estate agents in some pretty powerful and important ways. Think about - - we actually have more visibility into how much a home can make than anybody else because we're the largest, we’re at scale, this is what we do. And so we have a site that a real estate agent can go in and put an address on and we will create effectively a brochure for them with their logo on it with detailed graphs and projections and return on capital and they can use that as part of their marketing. Obviously, from our perspective we're interested in getting the property management business on the back end of it. So that's how we do it. And then obviously for properties that are already on our platform, we know immediately when they go on sale. And so we do an immediate outreach and we're the perfect person to work with because as you're trying to show your home and still rent your home at the same time, we're the great, you know, we partner with you to facilitate that activity so that you can still get as much rental income as possible during the period of time that you're looking to sell your home.

JJ: Great. Jarrett, a couple of questions that are coming in. I've got some other ones, but why don’t I pass you the baton for a moment here. I’ll let you ask a couple of questions. Jarrett go ahead.

JB: Sure, and a reminder to our audience, please keep the questions coming. We love it. Here's one: do your clients have exclusivity with Vacasa or can they still rent their homes through Airbnb and others?

MR: It's an exclusive relationship, and the reason is there's, well that's the answer. The reason is we simultaneously market the property and try really hard to sell it everywhere. And we're very, very good at it. Like we run constant A/B testing. We know, for example, which picture resonates with Vrbo customers better than Airbnb customers, and we modify in real time that picture. Which text works better by channel? And we modify it. So we sell on our own site, which is important for prospective homeowners to have a really good direct business, but we also simultaneously work very hard to sell across every single channel. And in order to do that, we need to know that we have control of the calendar in order to do that. So we make more money in that way for a homeowner.

JB: That's another good point. I've noticed the photos obviously looking at the site and there's a uniformity, a standard sort of set there. How do you achieve that? Do you have photographers on site or how does that work?

MR: That's right. We take a 3D matterport of every single property so there's a 3D walkthrough of each property. We then create and edit photos, high resolution photos. We have a central copyright team, marketing team, you know, things that again, local property managers can't afford to do is to have all these centralized resources applied to the entire process. But that's exactly how we do it.

JB: Great here's another audience question. What is the risk of increased regulation around short term rentals? Does Vacasa have any systems in place to help homeowners navigate regulations and taxes?

MR: One hundred percent. So part of our onboarding process is to assist in any permitting that are be required. We know all of the local – like down to the to the city and county – regulations in every single jurisdiction that we operate. We facilitate along with the homeowner getting any necessary permitting and regulations. So we manage all the setup on a really important part. And you mentioned taxes. There's a lot of tax complexity as well, but we supply all the necessary tax reporting for them to do everything they need to do. It's very much a straightforward process from a homeowner perspective. The other thing that we do is we actually have an advocacy group with lawyers and outreach people that participate at a city, local, county level. We keep track of every potential regulation takes place throughout the entire country and then insert ourselves in a way that is beneficial for homeowners because we want to be good neighbors. We are professional managers, so we are good neighbors, and we want to make sure that the dialogue is balanced at the City Council meetings for example, and so we advocate on behalf of homeowners as well.

JJ: Great. Jarett, I’ll jump back in here. You know, I like this term that Karl used – Category One. Does that mean that when we think of competition, it really just is these regional smaller property managers and there's not someone else is trying to beat you at this game?

MR: Yes. Homeowner's can decide to do it themselves, which there's, you know, there’s a slide that we could show you, but basically the economics, are, you know, if they value their own time, we earn them five times as much if they work with us instead and they don't have to deal with any of the hassles associated with it. Or they work with the local property manager, and in those cases, we earn 21% more in the first year and 10% more this second year they're on our platform. So in both cases that's kind of the, that is the competition. They're either going to do with themselves or they're working with a local property manager.

JJ: Great. And, you know, we've talked about how you can organically as you've been doing bring on new homeowners, but what's the fastest way to grow quickly? I mean could it be acquiring some of these smaller regional players and, you know, just picking up all the homeowners who they have under their umbrellas? What's the quickest way to grow?

MR: Sure, well, we have a two-prong playbook for growth in terms of adding properties. One, and it's the majority. It's three quarters of the supply in our forecast period is through what I’m about to say, which is the individual approach. Think about it as a classic software direct sales approach. We target by using our own proprietary data which properties we'd like to have on the property on the platform. We then direct market to them. And then local sales team members sign up the homeowners. So that's our individual approach. The second and it accounts for about a quarter of our additions is our portfolio program. It's really a sales program by a different name. What that is is you basically are looking for additions of local property managers where you bring on their portfolio of homes onto the platform. And the reason that we do that is entering new markets because we can land in a new market immediately profitable, right, because they were profitable and we can land immediately profitable, or to opportunistically build density in a market. And density has an as a direct correlation to contribution margin expansion. So in both cases, it's a very complimentary playbook because if we enter a new market through a portfolio approach, then we use our individual approach to build further density at that point.

JJ: Gotcha. That that makes a lot of sense. You know I want to talk about technology in a slightly different way. There's an interesting slide in your presentation that shows what looks sort of like an Internet of Things diagram, a connected home. Tell me a little bit more about that and how much that's part of the future of the business?

MR: Yeah, great question. So smart home technology is going to be a really important foundation for the company. About 5,000, a little over 5,000 of our homes today are smart home enabled. We have our own proprietary smart lock systems, our Wifi router systems, connected noise decibel monitoring, and again, to be that good neighbor. So our smart home technology allows us to also from an operations perspective tie into things like knowing precisely when somebody left. Because we have, you know, understanding of the digital law. Using our guest app to open the front door. There's things that we're going to be able to do that are really going to unlock hospitality for the guests that's more akin to what they would have in a traditional hotel as well. So not only operational efficiency and effectiveness, but also service and hospitality. The lights can be delivered through our smart home technology. And our plan is to roll that out to the entire base throughout 2022.

JJ: Great. You know, I’m glad you brought up matterport and some of these virtual tour things. You know, where I live here in South Florida, believe it or not, it's pretty common that people buy homes, buy them outright sight unseen without visiting. I have to imagine in the rental market have you seen that trend to accelerate, and would you attribute that in part to some of these, to the quality in some of these visualizations that you guys use?

MR: Well, I think, no doubt. I mean COVID changed a lot for all of us, right? We're sitting here virtually right now, for example, right? I think the dependence on being able to feel like you're there, the virtual context of feeling like you're experiencing that property, has been a big important part of the real estate industry overall. And I think it's been a real positive for vacation rentals to the extent that you've actually invested in it like we have with 3D tours, etc. So one of the biggest historical knocks on vacation rentals is the high beta. You know, you could go into one property and the picture looks one way, but the experience when you walk in it's like whoa, that wasn't, that's not what I signed up for, right? When you have a virtual 3D tour and you can allow somebody to walk through the property, it's like they already jumped past that step and they now know exactly what they're getting when they walk in. And there's, you know, during COVID to there was a big thing about people home shopping all the time virtually looking around. People do the same thing with vacation rentals. It's really interesting. I think it's become kind a spot and that’s what makes vacation rentals exciting and different than the cookie cutter hotel rooms, right? Like oh okay, that's two rooms that are joining and they've got two beds, right? Whereas all of our homes are unique. They're snowflakes, if you will. And so allowing guests to go on that journey of discovery is this the right kind of property, how can I envision myself there for three days or four days with my family during this vacation and you applying technology to enable all that is really pretty special.

JJ: Great. There are a couple of audience questions. I think Jarrett can ask those, but I want to bring one back to Karl or you can answer it Matt if you like. Just quickly here, you know, we did emphasize the fact that this looks a lot like a regular way IPO. For one thing, there's so much historical performance data. They're proving that the model works, but one thing that I do like to ask a company that's, you know, that is going public via SPAC is what about the forward projections. Again, in your case I don't think it's as important as it is for a company that is much less proven, but can you tell us what underpins those projections in the next couple of years?

MR: Sure. It’s pretty straightforward. It’s property growth on our platform, because, you know, again with a supply focus, what we've tried to do - - both Jamie and I have experience running public companies and are very comfortable in a under promise and over deliver environment. And I think we've already, you know, we're starting to prove that out. We got a long journey ahead of us, but we're starting to prove that out to investors in the context of Vacasa. But it's simple. It's property growth like on our platform and since we're less than 1% penetrated, we have a very established playbook of how we add properties. We have a ton of confidence. Just to give you an example of, you know, the confidence that we have. You know, we have 90% of, sorry 80% of the upcoming year's revenue is from the properties that are on the platform at the start of the year. So we have, we don't, we know pretty confidently what the revenue is going to be. The only variables really then would be, you know, contextually are we seeing pretty outsized occupancy and ADR? And we try then to be explicit about our assumptions around that to investors so that they can kind of ride along with us on that particular, those assumptions. We have a lot of predictability to the business. Plus we have a forward booking curve. People book vacations in advance. So we have we have 45, 50 day visibility to the forward bookings as well which also help with the predictability.

JJ: Oh, and one last thing before I let Jarrett jump in is, Karl, I think, you know, speaking of this conversation about an IPO versus a SPAC, Karl will be on the board and Karl has public company experience. So Karl you and, you know, as a SPAC sponsor you will remain involved to some degree, right?

KP: Yeah, this is right in my wheelhouse. I have been working in travel, online travel distributions since I was in my 20s, which was a long time ago. And this is about as exciting an opportunity. Again look, this is a strategic asset. It's got a huge TAM as you say. I mean again, we could tenfold are covered homes of supply and still have a ton of runway to go. So it's like we are really just scratching the surface and building this for that much, much bigger business. So this is going to be a fun journey to be a part of and I’m excited to join the Board and to help out in any way I can.

JJ: Great. You know, speaking of previous experience, I think there's someone who's asking about Matt’s time at OpenTable. Jarrett, I’ll let you pick up the baton again and I talk to Matt about that.

JB: Sure we have a question here. What are the largest lessons learned from Matt’s time at OpenTable that he's been able to apply to Vacasa?

MR: Well, you know, OpenTable is a very fun business to run. It was a very special business. A true network effects business. It was obvious to all of us that it would work way before it was obvious to the world because we saw the real problem at the local level. And that's what I think is the biggest takeaway in the comparison to Vacasa is, you know, when vertically integrated technology platforms solve real logistics problems for supply at the local level, they create very valuable businesses I'd say. Uber did this and DoorDash clearly did it. You know, how many places did delivery before DoorDash and etc., right? Not many, right? Because they saw the real logistics problem and they unlocked and created really whole markets. And that's what the exciting part is for Vacasa right? Unlike the only - one of the differences though between OpenTable and and Vacasa that I'd call out is from an operator perspective, it's even more exciting, because at OpenTable, we basically turned over the hospitality to our restaurant partners when somebody walked in the door. At Vacasa, it’s us. We're responsible for it all the way through, and what that is obviously a lot of responsibility to deliver on that, but a lot of opportunity. I mentioned it earlier. There's more and more touch points with the consumer, with the homeowner, and every one of those touch points is an opportunity to both add value and add incremental revenue, for example, to the business. So I think there's a lot of parallels. I think that focusing on the supply has always been my passion because once you have exclusive rights to the supply, you got a very defensible business, and once you get scale, it's really hard for anybody else to catch up.

JB: Right. We've got another question here, I think you sort of touched on this earlier, what about property upgrades and interior design assistance?

MR: We have both. We have a unit appearance management guideline effectively, right, we want to make sure that each property has a certain level of consistency, we have a linen and Terry, I didn't know what Terry was, a linen and towel program. So we have, you know, we would like people to have crisp white sheets, for example, instead of black satin sheets, right, that, so there is a level of consistency that, that we encourage the homeowner to adhere to, and help them source and understand options, and more importantly, provide data, right, this is a, these are homeowners that have a shared economic interest with Vacasa. We make more money only when they make more money, and so we're trying to help them make more money. So we point out things like, did you know if you add a hot tub, you're going to actually get 10 to 15 percent more rental income, and if the ROI on that hot tub is like 300 percent - do you want us to help you source a hot tub? Right, so there are things that we can do that, based on our experience and the breadth of the scale, that help homeowners put forward a better product to guests.

JJ: Matt I’ve got a question for you, and this is actually related to an experience I remember having when, when Airbnb started to blow up in the early days. I remember a lot of us living in Manhattan thought oh, this is great if I go away for two weeks, you know, I can make money on my apartment and in not too long, not too, in a pretty short period of time, a lot of these apartment buildings said no, no Airbnb or similar services, but as Jarett and you have discussed already, you're, you’re usually talking about entire houses here, right? So does that, does that protect you from that kind of a, you know, clamp down?

MR: Yeah, we're just talking about whole units, so that helps meaningfully. And I think our geographic focus helps out a lot too. We're much more, you know, in beaches. We're not downtown. I mean we have some, you know, city locations, but pretty, pretty low amount. So I think both of those things really shield us from some of the issues that you're just articulating.

JJ: When you look at your continued rollout across the U.S. and internationally as well, so you want to be concentrated in the best areas? Does that suit your model better, or is it OK to be sprinkled absolutely everywhere? I mean you really, you know, because there are, you know, countless vacation areas we can name right. Say, you know ski resorts, beaches, that sort of thing, or are you in different, are you agnostic to where you wind up when it, you know, taking in new homeowners?

MR: We want to be everywhere. Like, I think we want to be everywhere that makes sense and most places make sense because our economic model, because we have centralized teams that can do a lot of the functions that would normally only be able to be done at a local property manager basis, we can actually enter a market with really low number of properties and be profitable. Because we have this centralized leveraged approach of remember, the copywriters, and the photographers, and the people that set rates, and the accounting team, and the finance team, they're all centralized and highly leverageable. So we have a very low bar in terms of the number of properties that we need in the market to become, you know, to have a profitable. So we would like to be everywhere where we can add value, and we think we can add value to any place where somebody is looking to rent a vacation home. Rhere's so many places that you'd be surprised at, you know, around city around colleges, for example, where people want to go and rent homes that we can operate very attractive margins at.

JJ: Great. You know I realized, and I hope that we've explained this well through this conversation, that you're focus is on the supply side, supplying homes, and so, when I look at an Airbnb or a Vrbo, those are partners of yours, but as your consumer facing brand continues to grow, could there be any competitive tension, or do you have things set up so that your interests are aligned with there’s? As in you're not going to undercut them on, you know, on your platform and a price or something like that. Is there a way to maintain that harmony with those partners?

MR: Yeah. Our job, first and foremost, is to make the homeowners the most amount of money period. And so we often get asked, you know, we're 30-to-35% direct today and folks say, what's your ideal mix, you know, where would you like to be? And the answer is simple. It's like literally whatever will make our homeowners the most amount of money. And the way that we do that is simultaneously try to sell the nights on every platform. And I say simultaneous. Literally simultaneously, and whoever gets it first, gets it first. And so we're leveraging off of the pretty massive budgets that the partners spend, you know, billions and billions of dollars on marketing and supplying them with critical supply. Not just in terms of number, but better performing supply, you know makes more money per listing and has higher guest reviews. So we're a great partner. They're a great partner for us. Our objectives are aligned. We're trying to get most amount of supply online and do it with high performance, too. And so I think that, you know, our - - the importance of having direct channel is really around the supply side. Because when we go to add supply, the homeowners are attracted to the fact that we have a great site with a guest app. And that guest app supports in stay experiences like 24/7 messaging to get support, or can I get a late checkout? Can I get an early checkout? I have an issue, the toaster’s missing, whatever it is, and we take care of it. And so having a guest app is really about having that in stay experience hospitality that is akin to what you would have at a hotel.

JB: Matt, can you…

JJ: Great. I think we have time for. Go ahead, go ahead, Jarrett. I think we have time for one more question.

JB: Can you talk a little bit more about how all these data points are helping, you know, inform your decisions going forward. Some of the AI, the tech behind it.

MR: It's a long answer because we use it for everything. We use it to start with trying to figure out which properties we should market too. And we get down to the block city and block level. And we know what a two bedroom condo should rent for and, therefore, how much, you know, marketing dollars we could spend to acquire that customer. So we use it throughout - - we have predictive clean time analytics that help us understand exactly how much time it should take to do a three bedroom mountain cabin and then route them to the next house and we know what the drive times are. So it is pervasive. That use of data and this scale data advantage is so important. You know, one last thing on that just on setting prices. Because we're a national player, if you're going on a ski vacation, you're going to look at maybe three different geographic locations and where you're going to go on that ski vacation. Because we operate in every single one of them versus a local property manager, which would only be in one, we get that early data signal that says, ‘wow it's gonna be a good ski season.’ People are, you know, people are really interested, and so we immediately started adjusting up our pricing in the other geographies because we get that early signal. Just another example how a competitive data advantage really serves our customers well.

JJ: Great. Well I think that's a perfect point to end it on. Karl and Matt, thank you so much. Everyone who joined and ask questions, just one last reminder that the replay will be up. Just check out the TPGS ticker on Bloomberg Terminals or Yahoo or go to our website. It'll be at the top or near the top ipo-edge.com. You can watch it in full. Thanks everyone for joining and have a wonderful day.

KP: Thanks, John. Thanks, Jarrett.

MR: Thanks.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa’s expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus. TPG Pace Solutions’ and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.